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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 14)

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                               AMP INCORPORATED
                          (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)


                                031897-10-1
                   (CUSIP Number of Class of Securities)

                               David F. Henschel
                              Corporate Secretary
                               AMP Incorporated
                                  P.O. Box 3608
                       Harrisburg, Pennsylvania 17105-3608
                                (717) 564-0100
      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                               Peter Allan Atkins
                                David J. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                          New York, New York 10022-3897
                                (212) 735-3000

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      This Amendment No.14 amends and supplements the
 Solicitation/Recommendation Statement of Schedule 14D-9 dated August 21, 1998, as amended, (the "Schedule 14D-9") filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 28, 1989, and as amended on September 4, 1992, August 12, 1998 and August 20, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and as amended September 14, 1998, and the related Letter of Transmittal.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      -------   -----------

      50        Text of a presentation slide prepared by AMP.


                                  o o o

      This document and the exhibits attached hereto contain certain "forward-looking" statements which AMP believes are within the meaning of
 Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which was also filed as Exhibit 19 to AMP's Schedule 14D-9 Filed with the SEC. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by the AlliedSignal Offer and whose numbers will have been reduced as a result of these initiatives.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:    September 16, 1998           AMP Incorporated


                                        By:/s/ Robert Ripp
                                           -----------------------------------

                                           Name:  Robert Ripp
                                           Title: Chairman and Chief
                                                  Executive Officer




                               EXHIBIT INDEX

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      -------   -----------

      50        Text of a presentation slide prepared by AMP.